

Mail Stop 3561

October 12, 2007

By Facsimile and U.S. Mail

Mr. Luigi Ferraris
Chief Financial Officer
ENEL-Societa per Azioni
Viale Regina Margherita 137, Rome, Italy

> **Re:** **ENEL-Societa per Azioni**
> **Form 20-F for the year ended December 31, 2006**
> **Filed June 29, 2007**
> **File No. 1-14970**

Dear Mr. Ferraris:

We reviewed your responses to our prior comments on the above referenced filing as set forth in your letter dated September 28, 2007. Our review resulted in the following accounting comment.

1. We note your response to prior comment 2 in our letter dated August 30, 2007. If KPMG conducted their audit of subsequent events disclosed in Note 25 prior to the issuance of their auditor's reported dated June 28, 2007 as stated in your response, then advise us of the specific guidance relied upon to present this information as unaudited or amend your filing to remove the "unaudited" label. We generally would expect to see subsequent events labeled unaudited only where the events, which require only disclosure in the financial statements, occur after the completion of fieldwork and date of the audit report.

As appropriate, please respond to this comment within 10 business days or tell us when you will provide us with a response. Please provide us with a response letter that keys your response to our comment and provides any requested supplemental information. Please file your response letter on EDGAR as a correspondence file.

If you have any questions regarding this comment, please direct them to Robert Babula, Staff Accountant, at (202) 551-3339 or, Donna DiSilvio, Review Accountant, at (202) 551-3202, or in their absence, to the undersigned at (202) 551-3841.

Sincerely,

Michael Moran
Branch Chief Accountant